6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

December 14, 2007

Via EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	SEC Letter Dated October 31, 2007 SearchHelp, Inc. (the “Company”) File No. 1-31590

Dear Mr. Spirgel:

We have reviewed the above-referenced letter and sincerely understand and appreciate that your review is meant to assist us in our compliance with and enhancement of the disclosure requirements associated with our filings. In that regard, the Company hereby acknowledges that:

•	We are responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•	Any changes or amendments to filings will be disclosed after the SEC has reviewed and approved our responses.

Below is our response to your comments; each response being keyed to the numbered comment in the above referenced letter:

1.	Duly noted. We will use Commission file number 1-31590 on all future filings.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

2.
It is the belief of SearchHelp’s management that E-Top-Pics, Inc., ("ETP"), a wholly-owned subsidiary of SearchHelp does not constitute a separate reporting unit under FASB accounting and reporting guidelines. Please see the memorandum attached hereto as Exhibit 1 which our auditors have reviewed and concurred with SearchHelp’s conclusion.

3.
We considered EITF 00-19 and 05-4 in our accounting and classification of various warrants we have issued and have classified them as equity and accounted for them as permanent equity. Pursuant to paragraph 8 in EITF 00-19, contracts that require physical settlement or net-share settlement in its own shares must be classified and accounted for as equity which is consistent with the terms of our warrants. Furthermore paragraph 9 in EITF 00-19 states that all contracts be initially measured at fair value which we accomplished by using the Black Scholes method. Since our warrants do not contain a failure to register rights penalty, we believe EITF 05-4 does not apply.

4.
We believe that SAB 11:B does not apply since there is no depreciation associated with equipment directly attributable to revenue generation. Generally, our equipment is used to store data and for technical support. Accordingly, no revision to our presentation has been made.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

5.
We deal directly with resellers. Discounts are, on average, 40% off of retail value and we were accounting for the transaction by grossing up each transaction and netting the resulting totals on our income statement. We are now booking transactions on a net basis and reporting our revenue net of discounts on our income statement.

6.
In August 2007, the Company experienced a return of product from a customer totaling approximately $157,000 resulting in a revenue adjustment of approximately $100,000 with a $57,000 adjustment to the deferred revenue account. Because of this return, the Company elected to increase its deferral for product returns to 40% which had the effect of reducing revenue by an additional $24,000 for a total revenue reduction of approximately $124,000. Since the sales associated with this return occurred during the 1st quarter of 2007, the Company accrued the effect of the return into its June filing. Actual sales for the 2nd quarter only amounted to approximately $19,000, due to the Company’s change in retail aggregation vendors and the transition to and assimilation of the new vendor’s sales staff to our Sentry product line. Therefore, the accrual of the return had the effect of generating negative revenue for the period.

This return was largely the result of our repositioning Sentry products in the marketplace. In May 2007, we signed a sales and distribution agreement with Interactive Communications International, Inc. (“Incomm”) to deliver Sentry products throughout InComm's distribution network of more than 145,000 retail locations. Incomm is the industry leader in prepaid phone and gift card distribution and our Sentry products will be the first software products of any kind delivered to market in this format. We anticipate the card format will reduce costs since the prepaid card design eliminates the need for warehousing and shipping of traditional boxed software and reduces inventory shrinkage since cards are activated at the register. We expected that our new product packaging and pricing would impact product returns from retailers looking to change over from existing inventory. Any returns are expected be liquidated through established discount retailers.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

Our normal return policy grants the vendor the right to return, for full unit credit, any product that (i) is damaged or otherwise defective at the time of receipt or (ii) is returned to the vendor by an end user because such product is incomplete or otherwise defective for any reason. Because of its repositioning, the Company has increased its deferral to 40% as of June 30, 2007.

7.
While the total value of inventory did not change significantly from December 31, 2006 to June 30, 2007 ($190,637 to $194,504, respectively) there were actually significant changes in both the number and type of units comprising inventory. There was no “Fuji” inventory on our books at December 31, 2006 or since. The footnote disclosure was referring to inventory owned by Fuji that our subsidiary ETP would have been required to purchase had the contract not been terminated and that ETP would assist Fuji in liquidating their inventory. That inventory was successfully sold by Fuji to a third party. Because of the nature of our product, we do not experience inventory obsolescence. Customers receive the latest version of our product each and every time they log onto the Internet. The Company has not experienced any inventory write offs.

8.
The 25% deferral of revenue and gross profit for return privileges was derived from the contract with the distributor associated with those sales. Management considered paragraphs 6-8 of FAS 48 in determining revenue recognition from sales with return privileges and determined that those sales met the criteria outlined in paragraph 6. Our estimate of future returns, as discussed in paragraph 8, was based on our history to date, at that time, as well as the contractual terms of the reserve held by the distributor for such returns. Our auditors agreed with our assessment. The Company has since increased the deferral to 40%. We will disclose this in future filings.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

9.	Please see the memorandum referred to in #2 above.

10.
Management relied on the duration of the customer relationship period proposed by a third party valuation firm hired to do the FASB 141 analysis which our auditors reviewed and concurred with SearchHelp’s conclusion.

11.	Please refer to the memorandum attached hereto as Exhibit 2 regarding the purchase of ETP which our auditors have reviewed and concurred with SearchHelp’s conclusion

12.
A similar methodology was used to determine the per share value as in #11 above with the stock trading in the same relative range. Following the process described in paragraphs 36-46 of FAS 141 (commonly referred to as the purchase price allocation), the Company allocated the entire cost of the acquisition to software development costs because Amber Alert, Inc. (“AAA”) was a company without operations and the only assets of AAA on the date of acquisition were a working model of the sex offender locator software. Please refer to the memorandum attached hereto as Exhibit 3 regarding the purchase of AAA which our auditors have reviewed and concurred with SearchHelp’s conclusion

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

13.
The notes issued in the original private placement that began July 12, 2005 were not convertible until after January 31, 2006, at which point they became convertible at any time. Accordingly, our statement was factually correct on December 31, 2006, although this disclosure was clarified in our most recent 10-Q.

14.
Per paragraph #5 of EITF 00-27, an issuer should first allocate the proceeds received in a financing transaction that includes a convertible instrument to the convertible instrument and any other detachable instruments included in the exchange (such as detachable warrants) on a relative fair value basis. Then, the Issue 98-5 model should be applied to the amount allocated to the convertible instrument, and an effective conversion price should be calculated and used to measure the intrinsic value, if any, of the embedded conversion option.

We accomplished this by first allocating a value to the note by using the present value method and then determined a value for the warrants and conversion option using Black Scholes. These amounts were used to develop a ratio of the fair value of the note (NPV) to the total value received (sum of all 3 value components). This ratio was applied to the net proceeds received to arrive at the amount allocated to the convertible instrument. That result was divided by the number of shares that would be issued at conversion to arrive at a per share value that when compared to market value yielded the intrinsic value per share and the beneficial conversion.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

15.
Paragraph #19 of EITF 00-27 requires a discount resulting from recording a beneficial conversion option to be accreted from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs. We accomplished this by amortizing the resulting discount over the 2 year term of the note using the imputed interest method.

16.	See #14 above.

17.	See # 15 above.

18.
The Board received an offer to extinguish $180,000 of debt by exchanging it for 600,000 shares common stock. Board considered the market price of the Company’s common stock on the OTC Bulletin Board, the average trading volume of such stock on such market and the fact that the creditor would not be able to dispose of such stock under Rule144 for at least one year and determine that the per share price of $0.30 was adequate and that the exchange was in the best interest of the shareholders.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

19.
Paragraph 7 of FAS 123(R) states “If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.”

In applying this principle, if shares were issued as payment for goods or services where the value of those services was evidenced by an invoice from the vendor, we issued restricted shares based on the stocks market price on the date of the invoice less a 10% discount to give effect to the lack of liquidity and registration for such shares. Conversely, if restricted shares were issued for goods or services where the value was not evidenced by an invoice from the vendor but a negotiated number of shares was required by the vendor in order to induce them to provide the goods or services, we used the Black Scholes method to value the shares associated with the transaction.

20.
Paragraph 7 of FAS 123(R) states “If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.”

The exercise price of each warrant was negotiated with the warrant holder in order to induce them to provide the goods or services. In each case the Board considered the market price of the Company’s common stock on the OTC Bulletin Board, the average trading volume of such stock on such market to determine that the exercise price was adequate and in the best interest of the shareholders.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

21.	Noted. Any changes or amendments to filings will be disclosed after the SEC has reviewed and approved our responses.

22.
Paragraph 7 of FAS 123(R) states “If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.”

In applying this principle, if shares were issued as payment for goods or services where the value of those services was evidenced by an invoice from the vendor, we issued restricted shares based on the stocks market price on the date of the invoice less a 10% discount to give effect to the lack of liquidity and registration for such shares. Conversely, if restricted shares were issued for goods or services where the value was not evidenced by an invoice from the vendor but a negotiated number of shares was required by the vendor in order to induce them to provide the goods or services, we used the Black Scholes method to value the shares associated with the transaction.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

23.
Paragraph 7 of FAS 123(R) states “If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.”

The exercise price of each warrant was negotiated with the warrant holder in order to induce them to provide the goods or services. In each case the Board considered the market price of the Company’s common stock on the OTC Bulletin Board, the average trading volume of such stock on such market to determine that the exercise price was adequate and in the best interest of the shareholders.

24.
Each share of Series A 7% Convertible Preferred Stock can be converted, at any time, into ten shares of the Company’s common stock. The exercise price of the warrants approximates the net cost of the common stock received after conversion. The fair value of the warrants was determined using the Black-Scholes option-pricing model and is considered a deemed dividend on the Series A Preferred Stock. Due to the cumulative deficit, dividends were recorded against additional paid-in capital.

In connection with the issuance of the Company’s Series A 7% Convertible Preferred Stock, the Company was required to adopt the accounting principles prescribed by Emerging Issues Task Force No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"). In accordance with the accounting requirements of EITF 00-27, the Company has calculated a BCF and Discount of approximately $497,508 reflected as a debit and credit to Additional Paid In Capital during the 1st Quarter 2007. This non-cash transaction does not affect the Company's net income or its stockholders' equity. Management has not disclosed this information since the net effect of the transaction has no effect on the financial statements.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

25.
Each share of Series A 7% Convertible Preferred Stock can be converted, at any time, into ten shares of the Company’s common stock. The exercise price of the warrants approximates the net cost of the common stock received after conversion. The fair value of the warrants was determined using the Black-Scholes option-pricing model and is considered a deemed dividend on the Series A Preferred Stock. Due to the cumulative deficit, dividends were recorded against additional paid-in capital.

In connection with the issuance of the Company’s Series A 7% Convertible Preferred Stock, the Company was required to adopt the accounting principles prescribed by Emerging Issues Task Force No. 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments" ("EITF 00-27"). In accordance with the accounting requirements of EITF 00-27, the Company has calculated a BCF and Discount of approximately $26,765 reflected as a debit and credit to Additional Paid In Capital during the 1st Quarter 2007. This non-cash transaction does not affect the Company's net income or its stockholders' equity. Management has not disclosed this information since the net effect of the transaction has no effect on the financial statements.

We hope the answers above clarify any questions you had regarding our filings. We sincerely appreciate your assistance in our compliance with and enhancement of the disclosure requirements associated with our filings. If you have any additional questions or comments please feel free to contact me.

Sincerely,

/s/ William Bozsnyak

William Bozsnyak
Chief Executive Officer

Exhibit 1

Memorandum
Date:    March 29, 2007
Topic:  ETP as a reporting unit for the year ending December 31, 2006

It is the belief of SearchHelp’s management that E-Top-Pics, Inc., ("ETP"), a wholly owned subsidiary of SearchHelp does not constitute a separate reporting unit under FASB accounting and reporting guidelines.

SearchHelp acquired ETP on June 8, 2005 to gain access to distribution channels and management expertise in sales, production and packaging, inventory management, marketing and retail channel management. As a result, ETP functions as SearchHelp’s sales and marketing department and not as a separate business. ETP’s staff could easily be absorbed onto SearchHelp’s books and SearchHelp currently funds all ETP activities. Payroll and other costs were kept at ETP as a matter of convenience and in fact SearchHelp was planning to “consolidate” its accounting later this year when payroll cutoffs made more sense.

As such FASB 142  30 states “A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component.”

A business is defined in EITF Issue No. 98-3 as “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.”

Furthermore, FASB 131 11 states “Not every part of an enterprise is necessarily an operating segment or part of an operating segment. For example, a corporate headquarters or certain functional departments may not earn revenues or may earn revenues that are only incidental to the activities of the enterprise and would not be operating segments.”

Therefore, since ETP functions as SearchHelp’s sales and marketing department and is not self-sustaining, it is not a business as defined and therefore not a separate reporting unit.

Exhibit 2

TO:         PAUL ADAMS

FROM:   DAVID M. BARNES

April 6, 2006

VALUATION OF SHLP SHARES ISSUED IN E-TOPICS ACQUISITION

The board of directors determined the value of the shares issued to the shareholders of E-Topics. This was accomplished by examining and analyzing the circumstances and status of the public market shares as well as the Private Placement shares (the “PPM”) sold in 2005. We also took into consideration the volatility of the publicly traded stock and the average volume of shares sold.

A total of 4,000,000 common shares were issued in this transaction which, as a percentage of the 34,000,000 then outstanding, is more than 10% and certainly would be difficult to sell in the market on any kind of rapid basis. In fact, at the then average daily volume of less than 25,000 shares, if all that sold were these shares, assuming they were registered or had been owned more than a year as per Rule 144, it would take almost five (5) months and would surely depress the market. There would also be restrictions on how many shares could be sold under rule 144. The restriction is that up to 1% of the outstanding or traded volume for the quarter can be sold in any 90 day period. This would be 340,000 shares and the block would therefore take a much longer time to be sold and this decreases the estimated value in light of potential sale.

The stock price had varied over the three months prior to the closing from a low of $0.24 to a high of $0.50; and PPM stock was being sold at $0.25 per share shortly before the time of this transaction and a block of 860,000 shares were sold at $0.25 in May 2005, less than a month prior to this closing. As restricted shares, subject to Rule 144, the value should not exceed the PPM price. In addition, a standard “haircut” has historically been applied in valuing non NYSE, ASE & NMS restricted shares of traded companies meaning that NASDAQ Small Cap, OTC-BB and Pink Sheet restricted shares are discounted by approximately 15% to 20%, 25% to 30% and 40% to 50% respectively. That would give a per share value discount of at least 25% of $0.37 (average price April-May-June) resulting in a value of $0.2775. Call it $0.28. Then with the volume and volatility taken into account and the PPM price, we concluded that $0.25 is in fact appropriate.

_________________________	______________________	__________________
David M .Barnes	Joeseph Carrizzo	Bill Bozsnyak
Director and Chairman of	Director and President	Director, Chairman
the Audit Committee		and CEO

Exhibit 3

Amber Alert Agent LLC Purchase:

On 11/4/05 SHLP purchased AAA, LLC in stock exchange purchase. The Company issued 1.5m shares in exchange for 100% of AAA’s stock. The Company valued the purchase at $375,000. ($.25 x 1.5m shares) and for accounting purposes considered the transaction as an asset purchase. The CEO, COO and President made several trips to CA to conduct the proper due diligence to insure that the Company was purchasing a complete and working model of the sex offender locator.

AAA was a company without operations. The assets of the company on the date of acquisition are as follows:

•
A working model of the sex offender locator, which has been changed to the look and feel of Shlp’s Sentry Product line and is now called “Predator Locator”. Shlp has paid $50K to AA Development to do this work as well as transfer the product and the database to Shlp’s servers at December 31, 2005. The Company will pay four additional installments of $25K during the first four months of 2006 to complete the integration into the Sentry suite of products. The product should be ready for sale to retail in May 06. The Company has projections for this product.

•	AAA also has a trademark pending for Amber Alert Agent. However, the Company has decided to use the name “Sentry Predator Locator.”

•	AAA also has a licensing agreement with Amber Alert to use Amber Alerts feeds on a geographically coded basis.

•	AAA had incurred $29,400 of expenses relating to the development of the sex offender locator program prior to the date of acquisition.